January 14, 2020

VIA EDGAR AND USPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington D.C. 20549

Attn:Ms. Jennifer Monick, Assistant Chief Accountant

Mr. Peter McPhun, Staff Accountant

Re:Select Interior Concepts, Inc.

Form 10-K for the fiscal year ended December 31, 2018

Filed March 15, 2019

Form 10-Q for the quarterly period ended September 30, 2019

Filed November 5, 2019

File No. 001-38632

Dear Ms. Monick:

We are in receipt of the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 20, 2019 to Nadeem Moiz, Chief Financial Officer of Select Interior Concepts, Inc. (the “Company”), regarding the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed on November 5, 2019 (the “Form 10-Q”).

The Staff’s comments are set forth below in italics, followed by our responses to the comments.

Form 10-Q for the quarterly period ended September 30, 2019

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 33

1.	Please revise your filing to include a conclusion on the effectiveness of your disclosure controls and procedures. Please refer to Item 307 of Regulation S-K.

Company’s Response:

We have reviewed the Staff’s comment and in our future filings will include a conclusion on the effectiveness of our disclosure controls and procedures as required by Item 307 of Regulation S-K.  While we inadvertently omitted such conclusion from the Form 10-Q, our Chief Executive Officer and Chief Financial Officer did assess our disclosure controls and procedures as of September 30, 2019 and concluded that our disclosure controls and procedures were effective as of such date.

We thank the Staff for its courtesies and consideration of the Company’s response.  If the Staff needs any additional information or has any questions regarding the foregoing response, please do not hesitate to contact the undersigned at (470) 481-1452 or nmoiz@selectinteriorconcepts.com.

Sincerely,

/s/ Nadeem Moiz

Nadeem Moiz

Chief Financial Officer

cc: Tyrone Johnson, CEO, Select Interior Concepts, Inc.

       Shawn Baldwin, General Counsel, Select Interior Concepts, Inc.